UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR SECTION 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

SEPRACOR INC.

(Name of Subject Company)

APTIOM, INC.

DAINIPPON SUMITOMO PHARMA CO., LTD.

(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.10 PER SHARE

(INCLUDING ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)

(Title of Class of Securities)

817315104

(CUSIP Number of Class of Securities)

Noriaki Okuda

Director, Legal Affairs

Dainippon Sumitomo Pharma Co., Ltd.

6-8, Doshomachi 2-Chome, Chuo-Ku, Osaka, 541-0045, Japan

Tel: +81-6-6203-4690

Fax: +81-6-6203-2129

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Toby S. Myerson, Esq.

Ariel J. Deckelbaum, Esq.

1285 Avenue of the Americas

New York, NY 10019-6064

United States

Phone 212-373-3000

Fax 212-757-3990

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$2,580,590,247	$143,996.94

*                                         Estimated for purposes of calculating the filing fee only. This amount is based on the offer to purchase at a purchase price of $23.00 cash per share (i) all 110,992,118 outstanding shares of common stock of Sepracor; (ii) all restricted stock units with respect to 58,711 shares of common stock of Sepracor; and (iii) all outstanding options with an exercise price equal to or less than $23.00 with respect to 4,376,328 shares of common stock of Sepracor net of the weighted average exercise price of $16.96 per share option, in each case as of August 31, 2009, the most recent practicable date.

**                                  The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by 0.00005580.

☒                                  Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$143,996.94	Filing Party:	Aptiom, Inc. and Dainippon Sumitomo Pharma Co., Ltd.
Form or Registration No.:	Schedule TO	Date Filed:	September 15, 2009

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒                                  third-party tender offer subject to Rule 14d-1.

☐                                    issuer tender offer subject to Rule 13e-4.

☐                                    going-private transaction subject to Rule 13e-3.

☐                                    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by Aptiom, Inc. (“Offeror”), a Delaware corporation and an indirect wholly-owned subsidiary of Dainippon Sumitomo Pharma Co., Ltd. (“DSP”), a corporation organized under the laws of Japan, to purchase all of the outstanding shares of common stock, par value $0.10 per share (together with the associated preferred stock purchase rights, each a “Share” and collectively, the “Shares”), of Sepracor Inc., a Delaware corporation (“Sepracor”), at a purchase price of $23.00 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 15, 2009 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute the “Offer”). The Schedule TO was filed on behalf of Offeror and DSP.  Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

The information in the Offer to Purchase and the Letter of Transmittal is incorporated into this Amendment by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent provided herein.

ITEM 4.  TERMS OF THE TRANSACTION

Item 4 of the Schedule TO is hereby amended as follows:

The first paragraph of the response under the question “When and how will I be paid for my tendered Shares?” in the section of the Offer to Purchase entitled “Frequently Asked Questions” is hereby amended and restated in its entirety as follows:

“Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), we will accept for payment and pay for all Shares validly tendered and not properly withdrawn prior to the expiration of the Offer promptly after the later of the expiration date of the Offer and the satisfaction or waiver of the conditions of the Offer set forth in “Section 15—Conditions of the Offer.”  Under the terms of the Merger Agreement and as more fully described below, we are obligated to extend and re-extend the Offer if, on the initial expiration date or any subsequent expiration date, all of the conditions to the Offer have not been satisfied or waived.”

The first paragraph in Section 2 “Acceptance and Payment for Shares” of the Offer to Purchase is hereby amended and restated in its entirety as follows:

“Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), we will accept for payment and pay for all Shares validly tendered and not properly withdrawn prior to the Expiration Date promptly after the later of (a) the Expiration Date and (b) the satisfaction or waiver of the conditions of the Offer set forth in “Section 15—Conditions of the Offer.”  Under the terms of the Merger Agreement, we are obligated to extend and re-extend the Offer if, on the initial Expiration Date or any subsequent Expiration Date, all of the conditions to the Offer have not been satisfied or waived.  If we decide to provide a Subsequent Offering Period (or are required to do so upon Sepracor’s request), we will immediately accept and promptly pay for Shares as they are tendered during the Subsequent Offering Period.”

Sub-paragraph (c) of the second paragraph in Section 15 “Conditions of the Offer” of the Offer to Purchase is hereby amended and restated in its entirety as follows:

“(c)  Sepracor shall have failed to perform in any material respect any covenant or obligation required to be performed or complied with by it under the Merger Agreement at or prior to the Acceptance Time;”

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 7 of the Schedule TO is hereby amended and supplemented as follows:

The third paragraph in Section 10 “Source and Amount of Funds” of the Offer to Purchase is hereby amended and supplemented by adding the following sentence after the second sentence of such paragraph:

“No alternative financing plans or financing arrangements have been made in the event that the Committed Funds are not available as anticipated.”

ITEM 11.  ADDITIONAL INFORMATION

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

The disclosure under the heading entitled “Legal Proceedings” in Section 16 “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is hereby amended and restated in its entirety as follows:

“On September 8, 9, 10, 11 and 18, 2009, several purported class action lawsuits were filed variously against Sepracor, the Sepracor Board, DSP and Offeror. Four actions have been filed in the Delaware Chancery Court, captioned Stationary Engineers Local 39 Pension Fund Trust Fund v. Sepracor Inc. et al., No. 4871 (Del. Ch. filed September 8, 2009); Salvatore Toronto v. Adrian Adams et al., No. 4872 (Del. Ch. filed September 8, 2009); Max Katz v. Sepracor Inc. et al., No. 4883 (Del. Ch. filed September 10, 2009); and Laborers’ District Council and Contractors’ Pension Fund of Ohio v. Sepracor Inc., C.A. No. 4892-VCS (Del. Ch. filed Sept. 11, 2009).  The Delaware Chancery Court actions have been consolidated.  Two actions have been filed in Massachusetts Superior Court, captioned Dennis Giaquinto v. Sepracor Inc. et al., C.A. No. 09-3883 (the “Giaquinto Action”) (filed September 9, 2009), and Stacey L. Sell v. Adrian Adams et al., C.A. No. 09-3995 (filed September 18, 2009).  The plaintiffs in the Delaware Chancery Court and Massachusetts Superior Court actions purport to sue on behalf of a class of stockholders of Sepracor, and allege that the members of the Sepracor Board breached their fiduciary duties to Sepracor’s stockholders by, among other things, failing to maximize shareholder value in connection with the potential sale of Sepracor and failing to disclose material information to stockholders in connection with the Offer, and that Sepracor, DSP and Offeror aided and abetted the purported breaches of fiduciary duties.  The relief sought in these actions is, among other things, an injunction against the Offer and rescission of the Offer and Merger to the extent the Offer has been implemented.  Another action purporting to be brought on behalf of a class of stockholders of Sepracor, captioned James A Welch Revoc Trust v. Adams et al., No. 1:09-cv-11562 (filed September 18, 2009), has been filed in Massachusetts Federal District Court alleging that Sepracor and the Sepracor Board violated the Exchange Act by omitting and misrepresenting facts in a proxy statement.  The Massachusetts federal action requests, among other things, an injunction until the statements in the alleged proxy statement are corrected.  DSP and Offeror have not been named as defendants in the Massachusetts federal action.

On September 18, 2009, plaintiffs in the consolidated Delaware Chancery Court action filed a motion for a preliminary injunction and a motion for expedited proceedings.  The parties are currently engaged in discovery.  The Delaware Chancery Court held a hearing on September 23, 2009 and has scheduled a hearing on the motion for preliminary injunction for October 12, 2009.  Also on September 18, 2009, plaintiffs in the Giaquinto Action pending in Massachusetts Superior Court filed a motion for preliminary injunction and a motion for expedited proceedings.  A hearing has been scheduled for September 25, 2009 on the motion for expedited proceedings.  On September 22, 2009, Sepracor and the Sepracor Board filed a motion to stay the Giaquinto Action in favor of the consolidated Delaware Chancery Court action.”

In addition, Item 11 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

“At 11:59 p.m., New York City time, on Wednesday, September 23, 2009, the waiting period applicable to the Offer and the Merger under the HSR Act expired. Accordingly, the condition of the Offer relating to the expiration or termination of the HSR Act waiting period has been satisfied.”

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 24, 2009	APTIOM, INC.

	By:	/s/ Nobuhiko Tamura
Name: Nobuhiko Tamura
Title: President

Dated: September 24, 2009	DAINIPPON SUMITOMO PHARMA CO., LTD.

	By:	/s/ Yutaka Takeuchi
Name: Yutaka Takeuchi
Title: Member, Board of Directors, and Executive Officer

EXHIBIT INDEX

Exhibit Number	Document
(a)(1)(A)*	Offer to Purchase, dated September 15, 2009.
(a)(1)(B)*	Form of Letter of Transmittal.
(a)(1)(C)*	Form of Notice of Guaranteed Delivery.
(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(E)*	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and other Nominees.
(a)(1)(F)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(G)*	Form of Summary Advertisement as published in The Wall Street Journal on September 15, 2009.
(a)(5)(A)*	Joint Press Release, dated September 3, 2009, issued by DSP and Sepracor (incorporated by reference to the Schedule TO-C filed by Offeror and DSP with the SEC on September 3, 2009).
(a)(5)(B)*	Additional Press Release, dated September 3, 2009, issued by DSP (incorporated by reference to the Schedule TO-C filed by Offeror and DSP with the SEC on September 3, 2009).
(b)(1)*	Debt Commitment Letter between Sumitomo Mitsui Banking Corporation and DSP, dated August 31, 2009.
(c)	Not applicable.
(d)(1)*

Agreement and Plan of Merger, dated as of September 3, 2009, among DSP, Offeror and Sepracor (incorporated by reference to Exhibit 2.1 to Sepracor’s Current Report on Form 8-K, File No. 000-19410, filed with the SEC on September 3, 2009).

(d)(2)*	Confidentiality Agreement, dated June 13, 2009, between Sepracor and DSP (incorporated by reference to Exhibit (e)(3) to Schedule 14D-9 filed by Sepracor with the SEC on September 15, 2009).
(d)(3)*	Exclusivity Agreement, dated as of August 17, 2009 (incorporated by reference to Exhibit (e)(4) to the Schedule 14D-9 filed by Sepracor with the SEC on September 15, 2009).
(e)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

*  Previously filed.